February 20, 2002



Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AEGON/Transamerica Series Fund, Inc.
 - C.A.S.E. Growth (File No. 333-81510)

Ladies and Gentlemen:

	On February 1, 2002, a conformed electronic copy of Pre-Effective Amendment No. 1 (the "Amendment") to the Registrant's N-14 registration statement referenced above on behalf of AEGON/Transamerica Series Fund, Inc.
- C.A.S.E. Growth was transmitted to the Securities and Exchange Commission (the "Commission"). The
Amendment was filed by the Registrant for the purpose of amending the Registrant's N-14 to include pro-forma financial information.

	The Registrant hereby amends, pursuant to Rule 473(c), the Amendment on such date or dates as may be necessary to delay the effectiveness of the registration statement until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

	Moreover, the Registrant and its principal underwriter, AFSG Securities Corporation, hereby request, pursuant to Rule 473(a), that the effectiveness of such registration statement be accelerated to be declared effective on February 28, 2002, or as soon thereafter as possible as the Commission, acting pursuant to section 8(a) of the 1933 Act, may determine.

	The persons specified in the 1933 Act have manually signed the Amendment and the Registrant will retain the manually executed copy of the Amendment.

	If you have any questions or comments,
please call the undersigned at (727) 299-1824.

/s/ John K. Carter, Esq.			/s/ John K. Carter, Esq.
John K. Carter, Esq.			John K. Carter, Esq.
Vice President, Secretary and		Vice President
General Counsel

Cc:  Catherine S. Wooledge, Esq.
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